Exhibit 21

List of Subsidiaries

Subsidiary	Jurisdiction of Organization or Incorporation
LaBranche & Co. LLC	New York
LaBranche Financial Services, LLC	New York
LaBranche Structured Holdings, Inc.	Delaware
LaBranche Structured Products LLC	New York
LaBranche Structured Products Specialists, LLC	New York
LABDR Services, Inc.	Delaware
LaBranche & Co. B.V.	Netherlands
LaBranche Structured Products Europe Limited	United Kingdom
LaBranche Structured Products Hong Kong Limited	Hong Kong
LaBranche Structured Products Direct, Inc.	New York